LIXTE BIOTECHNOLGY HOLDINGS, INC.

248 Route 25A, No.2

East Setauket, NY 11733

November 16.2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Lixte Biotechnology Holdings, Inc.
Registration Statement on Form S-1 (Reg. No. 333-248588)

Ladies and Gentlemen:

On behalf of Lixte Biotechnology Holdings, Inc., the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 4:00 P.M., Washington, D.C. time, on Wednesday, November 18,2020 or as soon thereafter as is practicable. Please call our counsel, David Ficksman, at 310-789-1290 to inform him of the effectiveness.

Very truly yours,

/s/ John Kovach
John Kovach
President and Chief Executive Officer